Delisting Determination,The Nasdaq Stock Market, LLC,
November 10, 2011, China Integrated Energy, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of China Integrated Energy, Inc. (the Company), effective at the opening of the trading session on November 21, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5605(b)(1), 5605(c)(2), and 5250(c)(1). The Company was notified of the Staffs determinations on May 16, 2011 and May 18, 2011.
The Company appealed the determination to a Hearing Panel also requested that the Panel extend the stay of delisting action pending the hearing. The Panel denied this request and suspended the Company's securities from trading on June 24, 2011. After a hearing and review of the information provided by the Company, the Panel issued a decision dated July 21, 2011, which denied the Company continued listing. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on September 6, 2011.